Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Acquisition

On July 14, 2025, Aptorum Group Limited (the “Company”), entered into a Merger Agreement with DiamiR Biosciences Corp. encompassing a license agreement, management agreement and merger agreement for the purchase and sale of DiamiR Biosciences Corp. (“DiamiR”, the “Target”). Pursuant to the merger agreement, if completed, the Company would acquire all of the issued and outstanding capital stock of DiamiR, a private company incorporated in Delaware, United States, from DiamiR’s shareholders through the issuance of shares of the Company’s common stock with an estimated fair value of $21.1 million (the “Acquisition”). The Company considers completion of the merger agreement to be probable.

Offering

On October 10, 2025, the Company entered into a certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “October 2025 Purchasers”) pursuant to which the Company agreed to sell (1) 1,000,000 Class A ordinary shares (the “Ordinary Shares”), and (2) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,000,000 Ordinary Shares (the “Investor Warrants”), for aggregate gross proceeds of approximately $2 million (the “(the “October 2025 Offering”). The Company currently intends to use the net proceeds from the October 2025 Offering for working capital and general corporate use. Additionally, some of the proceeds from the October 2025 Offering will be used to fund expenses expected to be incurred in connection with the Merger and for general working capital of the two companies pending the anticipated closing of the Merger, which is subject to several closing conditions. The October 2025 Offering closed on October 14, 2025.

Each Investor Warrant is exercisable immediately as of the date of issuance at an exercise price of $2.00 per Ordinary Share and expires twenty-four months from the effective date of a registration statement registering for resale the Ordinary Shares underlying the Investor Warrants.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent (the “Placement Agent”), in connection with the October 2025 Offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds raised in the October 2025 Offering. The Company will also pay the Placement Agent a cash management fee equal to 1.0% of the gross proceeds raised in the October 2025 Offering, $5,000 for non-accountable expenses, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing fees all associated with the October 2025 Offering. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030.

After deducting fees due to the Placement Agent and offering expenses, the net proceeds from the October 2025 Offering were approximately $1.716 million.

Basis of Presentation

The accompanying unaudited pro forma condensed combined statement of financial position as of September 30, 2025 gives effect to the Acquisition as if it had been consummated on September 30, 2025; and the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and the nine months ended September 30, 2025 gives effect to the Acquisition as if it had been consummated on January 1, 2024.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2025, combines the historical consolidated balance sheet of Aptorum as of September 30, 2025 with the historical balance sheet of DiamiR as of August 31, 2025 giving further effect to the pro forma adjustments described in Note (i) to the “Notes To The Unaudited Pro Forma Consolidated Combined Financial Information” included in this proxy statement/prospectus, as if they had been consummated as of September 30, 2025.

The following unaudited pro forma consolidated combined statements of operations for the year ended December 31, 2024 combine the historical consolidated statement of operations of Aptorum for the year ended December 31, 2024 and the historical statements of operations of DiamiR for the twelve months ended February 28, 2025 (consisting of the first nine months of its fiscal year ending May 31, 2025 and the last three months of its fiscal year ended May 31, 2024), giving effect to the pro forma adjustments described in Note (i) to the “Notes To The Unaudited Pro Forma Consolidated Combined Financial Information” included in this proxy statement/prospectus, as if they had been consummated on January 1, 2024, the beginning of the earliest period presented. The unaudited pro forma consolidated combined statements of operations for the nine months ended September 30, 2025 combine the historical consolidated statement of operations of Aptorum for the nine months ended September 30, 2025 and the historical statements of operations of DiamiR for the nine months ended August 31, 2025. DiamiR’s revenue and net loss for the three months ended February 28, 2025, amounting to $188,909 and $211,183, respectively, are included in the pro forma consolidated combined statements of operations for both the year ended December 31, 2024 and the nine months ended August 31, 2025.

The unaudited pro forma consolidated combined financial statements have been derived from and should be read in connection with:

●	the accompanying notes to the unaudited pro forma consolidated combined financial statements;

●	the historical audited consolidated financial statements of Aptorum as of and for the year ended December 31, 2024 and the related notes included in this proxy statement/prospectus;

●	the historical unaudited financial statements of Aptorum as of and for the nine months ended September 30, 2025 and the related notes included in this proxy statement/prospectus;

●	the historical audited financial statements of DiamiR as of and for the year ended May 31, 2025 and the related notes included this proxy statement/prospectus;

●	the historical unaudited financial statements of DiamiR as of and for the three months ended August 31, 2025 and the related notes included this registration statement;

●	the sections entitled “Aptorum Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aptorum,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DiamiR,” and other financial information relating to Aptorum and DiamiR.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). These pro forma adjustments were presented in separate columns after the presentation of the combined historical information of the Company and its subsidiaries and the Target Company and its subsidiaries. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Acquisition. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of a true picture of the financial position and the results of operations of the combined companies following the completion of the Acquisition. The pro forma adjustments are subject to material change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025
(In U.S. dollars except share and per share data)

	Aptorum 9/30/2025	DiamiR 8/31/2025	Offering Transaction accounting adjustments	Notes	Conversion of notes payable (c)	Acquisition Transaction accounting adjustments	Notes	Pro Forma Combined
Cash and equivalents	$2,272,611	$28,313	$1,715,999	(a)(b)	$—	$(300,000)	(e)	$3,716,923
Accounts receivable	—	100,613	—		—	(88,700)	(j)	11,913
Other current assets	207,294	7,963	—		—	—		215,257
Total current assets	2,479,905	136,889	1,715,999		—	(388,700)		3,944,093
Long-term investments, net	15,098,846	—	—		—	—		15,098,846
Other assets	—	76,049	—		—	—		76,049
Goodwill and intangible assets	—	197,761	—		—	21,350,112	(d)	21,547,873
Total Assets	$17,578,751	$410,699	$1,715,999		$—	$20,961,412		$40,666,861

Amounts due to related parties	$79,395	$—	$—		$—	$—		$79,395
Accounts payable and accrued expenses	911,480	597,096	—		—	(177,400)	(j)	1,331,176
Operating lease; liabilities	50,972	38,126	—		—	—		89,098
Convertible notes to a related party	3,374,500	—	—		(3,374,500)	—		—
Warrant liabilities	—	—	1,297,312	(a)(b)	—	—		1,297,312
Total current liabilities	4,416,347	635,222	1,297,312		(3,374,500)	(177,400)		2,796,981
Income taxes payable	—	—	—		—	—		—
Other liabilities	—	13,131	—		—	—		13,131
Convertible notes to a related party		1,122,313	—		(1,122,313)	—		—
Total Liabilities	4,416,347	1,770,666	1,297,312		(4,496,813)	(177,400)		2,810,112

Preferred Stock ($0.00001 par value, 1,796,934 shares authorized, 0 shares issued and outstanding as of September 30, 2025; 1,796,934 issued and outstanding pro forma)	—	—	—		—	18	(f)	18
Common Stock ($0.00001 par value, [ ] shares authorized, 0 shares issued and outstanding as of September 30, 2025; 29,453,447 shares issued and outstanding pro forma) (g)	—	—	—		—	292	(d)(f)	292
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 5,346,823 shares issued and outstanding as of September 30, 2025; 0 shares issued and outstanding pro forma)	52	—	10	(a)	13	(75)	(d)	—
Aptorum Class B ordinary shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of September 30, 2025; 0 shares issued and outstanding pro forma)	18	—	—		—	(18)	(f)	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 issued and outstanding at August 31, 2025	—	4,441	—		—	(4,441)	(d)	—
Additional paid-in capital	96,174,010	4,741,863	621,105	(a)(b)	4,496,800	15,748,065	(d)(e)(f)	121,781,843
Accumulated other comprehensive income	(158,805)	—	—		—	—		(158,805)
Accumulated deficit	(73,485,303)	(6,106,271)	(202,428)	(b)	—	5,394,971	(d)(e)(j)	(74,399,031)
Total equity attributable to the shareholders of Aptorum Group Limited	22,529,972	(1,359,967)	418,687		4,496,813	21,138,812		47,224,317
Non-controlling interests	(9,367,568)	—	—		—	—		(9,367,568)
Total Equity	13,162,404	(1,359,967)	418,687		4,496,813	21,138,812		37,856,749
Total Liabilities and Equity	$17,578,751	$410,699	$1,715,999		$—	$20,961,412		$40,666,861

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(In U.S. dollars except share and per share data)

	Aptorum 9/30/2025	DiamiR 8/31/2025	Offering Transaction accounting adjustments	Notes	Conversion of notes payable (c)	Acquisition Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	$—	$288,787	$—		$—	$—		$288,787

Operating costs and expenses
Cost of service revenue	—	(81,452)	—		—	—		(81,452)
Research and development expenses	(261,168)	(332,878)	—		—	—		(594,046)
General and administrative fees	(731,229)	(859,614)	—		—	231,042	(j)	(1,359,801)
Total operating expenses	(992,397)	(1,273,944)	—		—	231,042		(2,035,299)

Other income	—	142,342	—		—	(142,342)	(j)	—
Interest (expense) income, net	(73,493)	(70,552)	—		—	205,552	(h)	61,507
Total other (expense) income, net	(73,493)	71,790	—		—	63,210		(61,507)
Net loss before income taxes	(1,065,890)	(913,367)	—		—	294,252		(1,685,005)
Income tax benefit	—	168,964	—		—	—		168,964
Net loss	(1,065,890)	(744,403)	—		—	294,252		(1,516,041)
Net loss attributable to non-controlling interests	(10,115)	—	—		—	—		(10,115)
Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(744,403)	$—		$—	$294,252		$(1,505,926)

Net loss per share attributable to Aptorum Group Limited
– Basic(1)	$(0.15)	$(0.17)						$(0.05)
– Diluted(1)	$(0.15)	$(0.17)						$(0.05)
Weighted-average shares outstanding
– Basic(1)	7,132,512	4,440,891					(i)	29,925,145
– Diluted(1)	7,132,512	4,440,891					(i)	29,925,145

Net loss	$(1,065,890)	$(744,403)	$—		$—	$294,252		$(1,516,041)

Other comprehensive loss
Other comprehensive loss	(247,967)	—	—		—	—		(247,967)

Comprehensive loss	(1,313,857)	(744,403)	—		—	294,252		(1,764,008)
Comprehensive loss attributable to non-controlling interests	(10,115)	—	—		—	—		(10,115)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	$(1,303,742)	$(744,403)	$—		$—	$294,252		$(1,753,893)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(In U.S. dollars except share and per share data)

	Aptorum 12/31/2024	DiamiR 2/28/2025	Offering Transaction accounting adjustments	Notes	Conversion of notes payable (c)	Acquisition Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	$—	$960,817	$—		$—	$—		$960,817

Operating expenses
Research and development expenses	(2,195,161)	(831,600)	—		—	—		(3,026,761)
General and administrative fees	(1,745,380)	(660,917)	(202,428)	(b)	—	(800,000)	(e)	(3,408,725)
Total operating expenses	(3,940,541)	(1,492,517)	(202,428)		—	(800,000)		(6,435,486)

Other (expense) income, net
Impairment loss of long-term investment	(1,000,000)	—	—		—	—		(1,000,000)
Interest (expense) income, net	(146,924)	(74,576)	—		—	254,577	(h)	33,077
Gain on disposal of subsidiaries	703	—	—		—	—		703
Government subsidies	928,461	—	—		—	—		928,461
Sundry income	564	—	—		—	—		564
Total other (expense) income, net	(217,196)	(74,576)	—		—	254,577		(37,195)
Net loss before income taxes	(4,157,737)	(606,276)	(202,428)		—	(545,423)		(5,511,864)
Income taxes	—	(46,166)	—		—	—		(46,166)
Net loss	(4,157,737)	(652,442)	(202,428)		—	(545,423)		(5,558,030)
Net income attributable to non-controlling interests	(110,069)	—	—		—	—		(110,069)
Net loss attributable to Aptorum Group Limited	$(4,267,806)	$(652,442)	$(202,428)		$—	$(545,423)		$(5,668,099)

Net loss per share attributable to Aptorum Group Limited
–Basic(1)	$(0.78)	$(0.15)						$(0.19)
–Diluted(1)	$(0.78)	$(0.15)						$(0.19)
Weighted-average shares outstanding
–Basic(1)	5,453,103	4,440,891					(i)	29,925,145
–Diluted(1)	5,453,103	4,440,891					(i)	29,925,145

Net loss	$(4,157,737)	$(652,442)	$(202,428)		$—	$(545,423)		$(5,558,030)

Other comprehensive income
Exchange differences on translation of foreign operations	99,785	—	—		—	—		99,785
Other comprehensive income	99,785	—	—		—	—		99,785

Comprehensive loss	(4,057,952)	(652,442)	(202,428)		—	(545,423)		(5,458,245)
Comprehensive income attributable to non-controlling interests	(110,069)	—	—		—	—		(110,069)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	$(4,168,021)	$(652,442)	$(202,428)		$—	$(545,423)		$(5,568,314)

APTORUM

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of DiamiR and the Company included herein.

The unaudited pro forma condensed consolidated statement of financial position reflects the Acquisition as if the Acquisition had been consummated on September 30, 2025; and the unaudited pro forma condensed combined statements of operations reflects the Acquisition as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed consolidated statement of financial position reflects the October 2025 Offering as if the Offering had been consummated on September 30, 2025; and the unaudited pro forma condensed combined statements of operations reflects the Offering as if it had been consummated on January 1, 2024.

Transaction Accounting Adjustments

The following transaction accounting adjustments are included in the unaudited pro forma condensed combined financial statements:

(a)	Gives pro forma effect to the issuance of 1,000,000 Class A ordinary shares and 2,000,000 Investor Warrants in October 2025 for gross proceeds of $2,000,000. The Company determined that the Investor Warrants are classified as warrant liabilities and, accordingly, allocated the proceeds between the Investor Warrants, which had an estimated fair value of $1,260,000, with the balance of $740,000 allocated to the Class A ordinary shares.

(b)	The Company recognized the issuance costs attributable to the October 2025 issuance of shares, which included cash costs of $284,001 and non-cash costs associated with the fair value of the Placement Agent Warrants of $37,312 which are classified as warrant liabilities, by allocating to the Class A ordinary shares and Investor Warrants. Issuance costs allocated to the Class A ordinary shares of $118,885 were recognized as a reduction of additional paid-in capital and issuance costs allocated to the Investor Warrants of $202,428 were recognized as expense and included in general and administrative fees during the year ended December 31, 2024.

(c)	Convertible notes due to shareholders in the amount of $4,482,313 are to be converted into 1,338,223 shares of common stock in connection with the consummation of the Acquisition.

(d)	The Acquisition is considered a business combination and is accounted for using the acquisition method in accordance with ASC 805, “Business Combinations” as the directors of the Company believe that the Target acquired constitutes a business in accordance with ASC 805. The Acquisition will enable the Group to further its business strategies.

Upon completion of the Acquisition, Aptorum would hold 100% of the Target Company’s equity interest and obtain control over the Target Company. Accordingly, the Target Company would become a subsidiary of the Company.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the directors of the Company had assumed that with the exception of intangible assets (details set out below), the pro forma fair value of the identifiable assets and liabilities of the Target Group as at September 30, 2025 are substantially the same as their respective carrying amounts as at September 30, 2025.

The Group has applied the acquisition method in accordance with ASC 805 to account for the Acquisition as if the Acquisition had been completed on September 30, 2025 and the calculation of pro forma goodwill is as follows:

US$ (’000)
Fair value of total consideration (note i)	$21,112
Less:
Net assets of the Target Group as at September 30, 2025	238
Pro forma acquired intangible assets and goodwill (note ii)	$21,350

Note i:	The fair value of total consideration represents the number of shares of Aptorum expected to be issued in the share exchange based on aggregate fair value of Aptorum common stock at $1.06 per share, representing the closing Aptorum share price on December 31, 2025.

Note ii:	The pro forma fair value adjustments to intangible assets mainly arise from the recognition, on a pro forma basis, of in-process research and development of Target. The pro forma fair values of the intangible assets are based on estimation by the directors of the Company and the assistance of an independent qualified professional valuation advisor using primarily a cost approach.

The consideration paid for the Acquisition effectively included amounts in relation to the benefit of expected revenue growth, future market development and the assembled workforce of Target. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Should there be any adverse changes to the business of the Target, including but not limited to, any subsequent adverse changes in the operation, or decline in share price, impairment may be required to be recognized against provisional goodwill in accordance with ASC 350-20-35 and the Company’s accounting policies. The Company’s directors confirmed that they will adopt consistent approach to assess impairment of goodwill in subsequent reporting periods in accordance with the requirements of ASC 350-20-35 and will disclose in the Group’s annual report the basis and assumptions adopted by the Company’s directors in the impairment assessment in accordance with the disclosure requirements in ASC 350-20-35.

The pro forma fair values of the identifiable assets and liabilities and goodwill, if any, in relation to the Acquisition are subject to material change upon the completion of a definitive merger agreement and re-determination of the accounting acquirer and purchase price allocation as of the date any closing, which may be substantially different from their estimated amounts used in the preparation of this unaudited pro forma financial information.

Amounts allocated to patents are generally subject to amortization over the lives of the patents, as definite-live intangible assets.

Amounts allocated to in-process research and development are subject periodic impairment, including upon the abandonment of programs. Amounts allocated to goodwill are subject to periodic impairment, including upon Company market price declines.

Each Aptorum Class A Ordinary share is exchanged for one share of common stock of the combined company. Each Aptorum Class B Ordinary Share is exchanged for one share of common stock of the combined company and one share of preferred stock.

DiamiR’s historical stockholder equity balances are eliminated.

(e)	The adjustment represents the estimated transaction costs of the Acquisition, including legal and professional fees directly attributable to the Acquisition and settled in cash, as well as warrants to be issued to Wainwright upon consummation of the Merger that have a fair value of approximately $500,000 and are currently presumed to be classified within stockholders’ equity.

(f)	Reflects the automatic conversion in connection with the Domestication of 1,796,934 Aptorum Class B Ordinary Shares into 1,796,934 shares of common stock of Aptorum Delaware and 1,796,934 shares of Series A preferred stock of Aptorum Delaware.

(g)	Pro forma shares of common stock outstanding include:

Aptorum Class A Ordinary Shares at September 30, 2025 that are to be converted into common stock	5,346,823
Conversion of Aptorum Class B Ordinary Shares into common stock	1,796,934
Conversion of note payable into common stock	1,338,223
Exercise of warrants	54,054
Issuance of Class A Ordinary Shares in October 2025 Offering that are to be converted into common stock	1,000,000
Issuance of common stock to DiamiR shareholders in merger	19,917,413
Pro Forma Common Stock Outstanding at September 30, 2025	29,453,447

Other than the above adjustments, no adjustments have been made to reflect any results of operations or other transactions entered into subsequent to September 30, 2025. Unless otherwise stated, the adjustments above do not have a recurring effect.

(h)	Represents interest expense related to convertible notes to be converted into shares of common stock of Aptorum Delaware.

(i)	Weighted average shares outstanding on a pro forma basis includes:

Aptorum Class A Ordinary Shares at September 30, 2025	5,346,823
Conversion of Aptorum Class B Ordinary Shares into common stock	1,796,934
Conversion of note payable into common stock	1,338,223
Exercise of warrants	54,054
Issuance of Class A Ordinary Shares in October 2025 Offering that are to be converted into common stock	1,000,000
Shares issued to DiamiR shareholders in merger	19,917,413
Warrants issuable for nominal consideration to Wainwright	471,698
Weighted Average Shares Outstanding – Basic and Diluted	29,925,145

(j)	To eliminate transactions between Aptorum and DiamiR associated with the Management Services Agreement.